SPARK ENERGY, INC.
CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES
8.75% SERIES A FIXED-TO-FLOATING RATE CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK
(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)
Pursuant to Section 151 of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”), Spark Energy, Inc., a corporation organized and existing under the DGCL, in accordance with Section 103 thereof, does hereby certify in this Certificate of Designations of Rights and Preferences (this “Certificate”) that:
1. The name of the corporation is Spark Energy, Inc. (the “Corporation”).
2. The original Certificate of Incorporation of the Corporation (the “Original Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on April 22, 2014.
3. The Amended and Restated Certificate of Incorporation (the “Amended Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on August 1, 2014.
4. The Amended Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, par value $0.01 per share, of the Corporation (“Preferred Stock”), and expressly authorizes the Board of Directors of the Corporation (the “Board”), to authorize the issuance of Preferred Stock from time to time in one or more classes or series, and with respect to each series of Preferred Stock, to fix and state by the resolution or resolutions from time to time adopted by the Board providing for the issuance thereof the designation and the powers, preferences, rights, qualifications, limitations and restrictions related to each series of Preferred Stock.
5. Pursuant to the authority conferred upon the Board by the Amended Certificate of Incorporation and pursuant to the provisions of Sections 103 and 151(g) of the DGCL, the Board, at a duly convened meeting on March 3, 2017, adopted resolutions (the “Authorizing Resolutions”) appointing a Pricing Committee of the Board (the “Pricing Committee”) to exercise all powers and authority of the Board to, among other things, authorize and approve a certificate of designation of rights and preferences with respect to a new series of Preferred Stock designated as 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock of the Corporation (the “Series A Preferred Stock”), and in such certificate of designations of rights and preferences to establish, fix, state and express the designations, rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock.
6. Thereafter, on March 8, 2017, the Pricing Committee duly adopted a resolution establishing the designations, rights, preferences, powers, restrictions and limitations of, and the number of shares comprising, the Series A Preferred Stock, which resolution is as follows:

RESOLVED, that, pursuant to the authority given by Article Four of the Amended and Restated Certificate of Incorporation and the Authorizing Resolutions, the Pricing Committee, does hereby provide for the issue of a new series of preferred stock, par value $0.01 per share, with a liquidation preference of $25.00 per share, on the follow terms and with the following designations, rights, preferences, powers, restrictions and limitations:
Section 1.Number of Shares and Designation. This series of Preferred Stock shall be designated as the “8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). The Series A Preferred Stock shall be perpetual, subject to the provisions of Sections 4 and 5 hereof, and the authorized number of shares of the Series A Preferred Stock shall be 4,000,000 shares. The number of shares of Series A Preferred Stock may be increased from time to time pursuant to the provisions of Section 13 hereof and any such additional shares of Series A Preferred Stock shall form a single series with the Series A Preferred Stock. Each share of Series A Preferred Stock shall have the same designations, rights, preferences, powers, restrictions and limitations as every other share of Series A Preferred Stock.
Section 2.    Dividends.
(a)    Dividend Rate. Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate of 8.75%, based on the $25.00 liquidation preference per annum (the “Fixed Dividend Rate”) during the Fixed Rated Period (as defined below). The Fixed Dividend Rate shall accrue from, and including, the date of original issuance to, but not including, April 15, 2022 (the “Fixed Rate Period”). On and after April 15, 2022, dividends on the Series A Preferred Stock shall accrue at an annual rate equal to the sum of (a) Three-Month LIBOR (as defined below) as calculated on each applicable Date of Determination (as defined below) and (b) 6.578%, based on the $25.00 liquidation preference per annum (the “Floating Dividend Rate”).
The term “Three-Month LIBOR” means, on the second Business Day (as defined below) in London immediately preceding the first day of each relevant Dividend Period (as defined below) for the Series A Preferred Stock or, if applicable, the redemption date (each, a “Date of Determination”):

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the rate (expressed as a percentage per year) for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m. (London time) on such Date of Determination; or

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if no such rate appears on “Reuters Page LIBOR01” or if the “Reuters Page LIBOR01” is not available at approximately 11:00 a.m. (London time) on the relevant Date of Determination, then the Corporation will select four nationally-recognized banks in the London interbank market and request that the principal London offices of those four selected banks provide the Corporation with their offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of the applicable Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m. (London time) on that Date of Determination for the applicable Dividend Period. Offered quotations must be based on a principal amount equal to an amount that, in the Corporation’s discretion, is representative of a single transaction in U.S. dollars in the London interbank market at that time. If at least two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of those quotations. If fewer than two quotations are provided, the Three-Month LIBOR Rate for such Dividend Period will be the arithmetic mean (rounded upward if necessary, to the nearest 0.00001 of 1%) of the rates quoted at approximately 11:00 a.m. (New York City time) on that Date of Determination for such Dividend Period by three nationally-recognized banks in New York, New York selected by the Corporation, for loans in U.S. dollars to nationally-recognized European banks (as selected by the Corporation), for a period of three months commencing on the first day of such Dividend Period. The rates quoted must be based on an amount that, in the discretion of the Corporation, is representative of a single transaction in U.S. dollars in that market at that time. If fewer than three New York City banks selected by the Corporation do not quote rates in the manner described above, the Three-Month LIBOR Rate for the applicable Dividend Period will be the same as for the immediately preceding Dividend Period, or, if there was no such Dividend Period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding Dividend Period.
“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.
(b)    Dividend Payment Date; Dividend Record Date. Dividends on the Series A Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly on the 15th day of each April, July, October and January (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Preferred Stock is scheduled to be paid on July 15, 2017 in the amount of $0.72917 per share to the persons who are the holders of record of the Series A Preferred Stock at the close of business on the corresponding record date, which will be July 1, 2017. Any dividend payable on the Series A Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Corporation’s stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the 1st day of each April, July, October and January, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).
(c)    Limiting Documents. No dividends on shares of Series A Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the payment thereof would be unlawful under the laws of the State of Delaware or when the terms and provisions of any agreement of the Corporation, including any agreement relating to the Corporation’s indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.
(d)    Dividend Accrual. Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue regardless of whether (i) the terms of any Senior Stock (as defined in Section 7) the Corporation may issue or agreements the Corporation may enter into, including any documents governing the indebtedness of the Corporation, at any time prohibit the current payment of dividends; (ii) the Corporation has earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the Board. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears, and holders of the Series A Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.
(e)    Dividends on Junior Stock or Parity Stock. Unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of the Corporation’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”) or in shares of any series of Preferred Stock that the Corporation may issue ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of any Junior Stock (as defined in Section 7) or Parity Stock (as defined in Section 7) the Corporation may issue. Nor shall any other dividend be declared or made upon such shares of Junior Stock or Parity Stock. In addition, no shares of any Junior Stock or Parity Stock shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except as mandatorily required by the terms of such equity security or by conversion into or exchange for shares of Junior Stock the Corporation may issue).
(f)    Pro Rata Dividends. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock that the Corporation may issue ranking on parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on parity that the Corporation may issue as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of Preferred Stock that the Corporation may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock that the Corporation may issue (which shall not include any accrual in respect of unpaid dividends for prior Dividend Periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.
(g)    Dividend Penalty Event; Delisting Event. Whenever a Dividend Penalty Event (as defined below) or Delisting Event (as defined below) has occurred, the Fixed Dividend Rate or Floating Dividend Rate, as applicable, shall be increased by 2.00% per annum (such resulting dividend rate, the “Penalty Rate”). During the Fixed Rate Period, the Penalty Rate shall be a rate equal to 10.75% per annum of the $25.00 liquidation preference per share of Series A Preferred Stock. During the Floating Rate Period, the Penalty Rate shall be an annual rate equal to the sum of (a) Three-Month LIBOR as calculated on each applicable Date of Determination and (b) 8.578% of the $25.00 liquidation preference per share of Series A Preferred Stock.
For a Dividend Penalty Event, the Penalty Rate shall remain in effect until all accrued but unpaid dividends on the Series A Preferred Stock have been paid in full and the Corporation shall have paid all dividends due on the Series A Preferred Stock for the two most recently ended Dividend Periods, at which time the dividend rate shall revert to the Fixed Dividend Rate or the Floating Dividend Rate, as applicable, until a subsequent Dividend Penalty Event shall occur.
For a Delisting Event, the Penalty Rate shall remain in effect until the Series A Preferred Stock is listed on a National Exchange (as defined below), at which time the dividend rate shall revert to the Fixed Dividend Rate or the Floating Dividend Rate, as applicable, until a subsequent Delisting Event shall occur.
A “Dividend Penalty Event” shall have occurred whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more Dividend Periods, whether or not consecutive.
A “Delisting Event” shall have occurred if, after April 15, 2017 the Series A Preferred Stock is not listed for trading on the NYSE, the NYSE MKT or NASDAQ Global Select Market (“NASDAQ,” and each a “National Exchange”) or listed or quoted on an exchange or quotation system that is a successor to a National Exchange for a period of 180 consecutive days.
(h)    Payment of Accrued and Unpaid Dividends. Holders of Series A Preferred Stock shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on the Series A Preferred Stock as described in this Section 2. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.
Section 3.    Liquidation Preference. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of Junior Stock, the holders of Series A Preferred Stock shall be entitled to receive out of the Corporation’s assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the Corporation’s remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the Corporation’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all Senior Stock and Parity Stock, then after payment of the liquidating distribution on all outstanding Senior Stock, the holders of the Series A Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, any consolidation or merger of the Corporation with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, or a statutory share exchange shall not be deemed to constitute the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.
Section 4.    Redemption.
(a)    Optional Redemption. On and after April 15, 2022, the Corporation may, at its option, upon not less than 30 nor more than 60 days written notice, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If the Corporation elects to redeem any shares of Series A Preferred Stock as described in this paragraph, the Corporation may use any available cash to pay the redemption price.
(b)    Special Optional Redemption. Upon the occurrence of a Change of Control, provided no Limiting Document may prohibit it, the Corporation may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Preferred Stock, in whole or in part, within one hundred twenty (120) days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Change of Control Conversion Date, the Corporation has provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to its optional redemption right described in Section 4(a) above or this special optional redemption right), the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right (as defined and described in Section 5(a)) with respect to the shares of Series A Preferred Stock called for redemption. If the Corporation elects to redeem any shares of the Series A Preferred Stock as described in this paragraph, the Corporation may use any available cash to pay the redemption price.
A “Change of Control” is deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred:

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the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act); or

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the consummation of any transaction or series of related transactions (including, without limitation, any merger, arrangement, amalgamation or consolidation), the result of which is that (a) any “person” (as defined above) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of all of the Class A Common Stock and the Class B common stock, par value $0.01 per share of the Corporation (the “Class B Common Stock”) entitled to vote generally in the election of the Corporation’s directors, measured by voting power rather than number of shares of Class A Common Stock and Class B Common Stock or (b) any person that is a holder of the Class B Common Stock as of the date of this offering, becomes the beneficial owner, directly or indirectly, of more than 75% of the total voting power of all of the Class A Common Stock and Class B Common Stock entitled to vote generally in the election of the Corporation’s directors, measured by voting power rather than number of shares of Class A Common Stock and Class B Common Stock; and provided, that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Change of Control Conversion Date” means the date the shares of Series A Preferred Stock are to be converted, which will be a Business Day that is no fewer than twenty (20) days nor more than thirty-five (35) days after the date on which the Corporation provides the notice described in Section 5(f) below to the holders of shares of Series A Preferred Stock.
(c)    Redemption Procedures.
(i)    Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of Series A Preferred Stock at the address shown on the share transfer books of the Corporation. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed; (iii) the redemption price of $25.00 per share of Series A Preferred Stock, plus any accrued and unpaid dividends to and including the date of redemption; (iv) the place or places where any certificates issued for Series A Preferred Stock other than through The Depository Trust Company (“DTC”) book entry described below, are to be surrendered for payment of the redemption price; (v) that dividends on the Series A Preferred Stock will cease to accrue on such redemption date; and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Preferred Stock to be redeemed from each such holder.

(ii)    At the Corporation’s election, on or prior to the redemption date, the Corporation may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of shares of Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for shares of Series A Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to the Corporation. Any monies so deposited that remain unclaimed by the holders of shares of Series A Preferred Stock at the end of six months after the redemption date will be returned to the Corporation by such bank or trust company. If the Corporation makes such a deposit, shares of Series A Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.
(iii)    On or after the date fixed for redemption, each holder of shares of Series A Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his or her Series A Preferred Stock to the Corporation at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of Preferred Stock.
(iv)    If the Corporation redeems any shares of Series A Preferred Stock and if the redemption date occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date with respect to such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable as part of the redemption price for such shares.
Section 5.    Limited Conversion Rights Upon a Change of Control.
(a)    Change of Control Conversion Right. Upon the occurrence of a Change of Control, each holder of shares of Series A Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides irrevocable notice of its election to redeem the Series A Preferred Stock as described in Section 4 above, in which case such holder will only have the right with respect to the shares of Series A Preferred Stock not called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares of Series A Preferred Stock subject to such default in payment)) to convert some or all of the shares of Series A Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Class A Common Stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”), which is equal to the lesser of:

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the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Conversion Rate”); and

◦	1.834862 shares of Class A common stock (the “Share Cap”), subject to certain adjustments described below.
“Common Stock Price” means (i) if the consideration to be received in the Change of Control by the holders of shares of Class A Common Stock is solely cash, the amount of cash consideration per share of Class A Common Stock or (ii) if the consideration to be received in the Change of Control by holders of shares of Class A Common Stock is other than solely cash (x) the average of the closing sale prices per share of the Class A Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten (10) consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Class A Common Stock is then traded, or (y) the average of the last quoted bid prices for Class A Common Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Class A Common Stock is not then listed for trading on a U.S. securities exchange.
The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Corporation’s Class A common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Corporation’s Class A common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Class A common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Class A common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Class A common stock outstanding immediately prior to such Share Split.
(b)    Conversion Consideration. In the case of a Change of Control pursuant to which the Class A Common Stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Corporation’s Class A common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).
If the holders of the Class A Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Class A Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Class A Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of such Class A Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.
(c)    Fractional Shares. The Corporation will not issue fractional shares of Class A Common Stock upon the conversion of shares of Series A Preferred Stock. Instead, the Corporation will pay the cash value of such fractional shares.
(d)    Effect of Redemption Notice on Conversion. If the Corporation provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control as described in Section 4(b) above, or its optional redemption right as described in Section 4(a) above, holders of shares of Series A Preferred Stock will not have any right to convert such shares of Series A Preferred Stock that the Corporation has so elected to redeem or subsequently selected for redemption, and any such shares of Series A Preferred Stock that have been surrendered for conversion pursuant to the Change of Control Conversion Right will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.
If the Corporation elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series A Preferred Stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date $25.00 per share of Series A Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.
(e)    Limitations. Notwithstanding the foregoing, the holders of shares of Series A Preferred Stock will not have the Change of Control Conversion Right if the acquiror has shares listed or quoted on the New York Stock Exchange (the “NYSE”), the NYSE MKT or the NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the NASDAQ, and the Series A Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.

(f)    Change of Control Notice. Within 15 days following the occurrence of a Change of Control, the Corporation will provide to holders of shares of Series A Preferred Stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

◦	the events constituting the Change of Control;

◦	the date of the Change of Control;

◦	the last date on which the holders of shares of Series A Preferred Stock may exercise their Change of Control Conversion Right;

◦	the method and period for calculating the Common Stock Price;

◦	the Change of Control Conversion Date;

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that if, prior to the Change of Control Conversion Date, the Corporation has provided or provide irrevocable notice of its election to redeem all or any shares of the Series A Preferred Stock, holders will not be able to convert their shares of Series A Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends);

◦	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

◦	the name and address of the paying agent and the conversion agent;

◦	the procedures that the holders of shares of Series A Preferred Stock must follow to exercise the Change of Control Conversion Right; and

◦	the last date on which holders of shares of Series A Preferred Stock may withdraw shares surrendered for conversion and the procedures such holders must follow to effect such a withdrawal.
The Corporation will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides the notice described above to the holders of shares of Series A Preferred Stock.
(g)    Exercise of Change of Control Conversion Right. To exercise the Change of Control Conversion Right, the holders of shares of Series A Preferred Stock will be required to deliver,

on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to American Stock Transfer & Trust Company, LLC, or such other transfer agent as the Corporation may designate from time to time (such transfer agent, the “Transfer Agent”), or, in the case of shares of Series A Preferred Stock held in global form, comply with the applicable procedures of DTC. The conversion notice must state:

◦	the relevant Change of Control Conversion Date;

◦	the number of shares of Series A Preferred Stock to be converted; and

◦	that such shares of Series A Preferred Stock are to be converted pursuant to the applicable provisions of the Series A Preferred Stock.
Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.
Holders of shares of Series A Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Transfer Agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state:

•	the number of withdrawn shares of Series A Preferred Stock;

•	if certificated Series A Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series A Preferred Stock; and

•	the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice.
(h)    Conversion. Shares of Series A Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date the Corporation has provided or provide notice of its election to redeem such shares of Series A Preferred Stock.
Section 6.    Status of Acquired Shares. All shares of Series A Preferred Stock redeemed by the Corporation in accordance with Section 5 hereof, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.
Section 7.    Ranking. The Series A Preferred Stock will rank: (i) senior to all of the Corporation’s common stock, including the Class A Common Stock and the Class B Common Stock, and any other equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (“Junior Stock”); (ii) equal to any shares of equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (“Parity Stock”); (iii) junior to all other equity securities the Corporation issues, the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock) (“Senior Stock”); and (iv) junior to all of the Corporation’s existing and future indebtedness.
Section 8.    Voting Rights.
(a)    The Series A Preferred Stock shall have no voting rights, except as set forth in this Section 8.
(a)    Dividend Penalty Event; Delisting Event. If either a Dividend Penalty Event or Delisting Event has occurred, the number of directors then constituting the Board will be increased by two (if not already increased pursuant to this provision or by reason of similar types of provisions with respect to other classes or series of voting preferred stock (as defined below)) and the holders of the Series A Preferred Stock, voting together as a single class with the holders of any other series of Parity Stock upon which like voting rights have been conferred and are exercisable (any such other series, the “voting preferred stock”), will have the right to elect these two additional directors (if not already increased pursuant to this provision or by reason of similar types of provisions with respect to other classes or series of voting preferred stock) at an annual meeting of stockholders or a properly called special meeting of the holders of the Series A Preferred Stock and such voting preferred stock and at each subsequent annual meeting of stockholders until the Dividend Penalty Event or Delisting Event, as the case may be, has been cured. A Dividend Penalty Event will be cured whenever all arrears in dividends on the Series A Preferred Stock and the voting preferred stock then outstanding have been paid and full dividends on the Series A Preferred Stock and the voting preferred stock for the then current Dividend Period have been paid in full or declared and set apart for payment in full. A Delisting Event will be cured once the Series A Preferred Stock has been listed for trading on a National Exchange or listed or quoted on an exchange or quotation system that is a successor to a National Exchange for a period of 180 consecutive days. Once the Dividend Penalty Event or Delisting Event, as the case may be, has been cured, then the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect these two additional directors will cease, the terms of office of these two directors will forthwith terminate and the number of directors constituting the Board will be reduced accordingly. However, the right of the holders of the Series A Preferred Stock and the voting preferred stock to elect two additional directors will again vest if a subsequent Dividend Penalty Event or Delisting Event shall occur.

(b)    Unless the Corporation has received the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Preferred Stock, voting separately as a class, either at a meeting of stockholders or by written consent, the Corporation will not:

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amend, alter or repeal any provisions of the Amended Certificate of Incorporation or this Certificate whether by merger, consolidation or otherwise, to affect materially and adversely the rights, preferences, privileges or voting powers of the holders of the Series A Preferred Stock; or

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authorize, create or increase the authorized amount of, any class or series of beneficial interest having rights senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

(c)    For purposes of the foregoing voting requirements, neither of the following shall be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Stock:

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the amendment of provisions of the charter so as to authorize or create or to increase the authorized amount of, any Junior Stock or any Parity Stock, including additional shares of Series A Preferred Stock; nor

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any filing with the Delaware Secretary of State by the Corporation, including in connection with a merger, consolidation or otherwise, in which (1) the Corporation is the surviving entity and the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged in any respect adverse to the holders thereof; (2) the resulting, surviving or transferee entity is organized under the laws of any state and substitutes or exchanges the Series A Preferred Stock for other preferred equity or shares having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock); or (3) upon effectiveness of such merger, consolidation or other transaction giving rise to the filing (and if such effectiveness occurs before April 15, 2022, a Change of Control shall have occurred on or prior to such effectiveness), the Series A Preferred Holders will be entitled to receive in exchange for their Series A Preferred Stock without further action by such holder cash consideration equal to the redemption price described in Section 4(a) above including all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of such effectiveness and funds sufficient to pay the redemption price for all shares of Series A Preferred Stock will be set aside for payment.

(d)    The above voting provisions will not apply with respect to shares of Series A Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series A Preferred Stock either are subject to

(1) a notice of redemption pursuant to the provisions in Section 4(b) above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series A Preferred Stock called for redemption have been set aside for payment or (2) a Change of Control Conversion Right which has been properly exercised and not withdrawn.
(e)    When the Series A Preferred Stock is entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Preferred Stock may vote as a single class with any other series of Preferred Stock, each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of stated liquidation preference. However, the Corporation may create additional series or classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock (including the Series A Preferred Stock) and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of the Series A Preferred Stock.
(f)    The holders of Series A Preferred Stock are not entitled to vote separately as a class or series on an amendment to this Certificate or the Amended Certificate of Incorporation, except as would be unlawful under the laws of the State of Delaware.
Section 9.    Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Corporation shall (a) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation was subject to such sections (other than any exhibits that would have been required); and (b) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. The Corporation shall mail the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file the reports with the SEC if the Corporation were then subject to Section 13 or 15(d) of the Exchange Act, assuming the Corporation is a “non-accelerated filer” in accordance with the Exchange Act.
Section 10.    Record Holders. The Corporation and the Transfer Agent shall deem and treat the record holder of any shares of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary,
Section 11.    Sinking Fund. The Series A Preferred Stock shall not be entitled to the benefits of any retirement or sinking fund.
Section 12.    Preemptive Rights. No holders of Series A Preferred Stock will, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for the Corporation’s common stock or any of its other securities.
Section 13.    Amendment of Resolution. The Board reserves the right from time to time to increase (but not in excess of the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of Series A Preferred Stock then outstanding) the number of shares that constitute the Series A Preferred Stock by further resolution adopted by the Board or a duly authorized committee of the Board and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as the case may be, has been so authorized and in other respects to amend this Certificate within the limitations provided by law, this resolution and the Amended Certificate of Incorporation.
Section 14.    Book Entry.
(a)    Global Certificates. The Series A Preferred Stock shall be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for The Depository Trust Company, or with such other depositary of the Corporation’s choosing that is a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a clearing agency under Section 17A of the Exchange Act (the “Depositary”) (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of shares of Series A Preferred Stock represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Depositary as hereinafter provided. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under these terms of the Series A Preferred Stock with respect to any Global Preferred Shares held on their behalf by the Depositary or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.
(b)    Direct Registration System. The Series A Preferred Stock will be registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the holders of shares of Series A Preferred Stock entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Spark Energy, Inc. has caused this Certificate of Designations to be signed by the undersigned as of this 13th day of March, 2017.

SPARK ENERGY, INC.
By: /s/ Gil Melman
Name:     Gil Melman
Title:     Vice President, General Counsel
    and Corporate Secretary

Signature Page to Certificate of Designations